                                                                    Exhibit 99.1


                        CADUS PHARMACEUTICAL CORPORATION

                                      Index


Independent Auditors' Report                                      F-2

Financial Statements:

      Balance Sheets - December 31, 1998 and 1997                 F-3

      Statements of Operations - For the years ended
      December 31, 1998, 1997 and 1996.                           F-4

      Statement of Stockholders' Equity - For the years
      ended December 31, 1998, 1997 and 1996                      F-5

      Statements of Cash Flows - For the years ended
      December 31, 1998, 1997 and 1996.                           F-6

      Notes to Financial Statements                               F-7

                          Independent Auditors' Report


The Board of Directors and Stockholders
Cadus Pharmaceutical Corporation:

We have audited the accompanying balance sheets of Cadus Pharmaceutical Corporation (the Company) as of December 31, 1998 and 1997, and the related statements of operations, stockholders' equity, and cash flows for each of the years in the three-year period ended December 31, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Cadus Pharmaceutical Corporation as of December 31, 1998 and 1997, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 1998, in conformity with generally accepted accounting principles.



/s/ KPMG LLP


March 29, 1999, except as to
  note 16(b) which is as of
  July 30, 1999

                        Cadus Pharmaceutical Corporation

                                 Balance Sheets

                                                                                       December 31,        December 31,
                                                                                           1998                1997
                                                                                       ------------        ------------
                                                  Assets
Current assets:
  Cash and cash equivalents                                                            $ 10,975,528        $ 36,761,516
  Restricted cash (note 5)                                                                  286,000                   -
  Prepaid and other current assets                                                          298,319             405,597
                                                                                       ------------        ------------
    Total current assets                                                                 11,559,847          37,167,113

Restricted cash noncurrent (note 3)                                                      18,500,000                   -
Fixed assets, net of accumulated depreciation and amortization of $2,254,840
  at December 31, 1998, $2,582,661 at December 31, 1997 (note 4)                          2,792,268           2,646,936
Deferred tax asset, less valuation allowance of $19,582,000 at December 31, 1998
  and $7,204,000 at December 31, 1997  (note 7)                                                   -                   -
Investments in other ventures (note 6)                                                    2,334,081           1,478,229
Other assets, net (note 2)                                                                1,400,870             948,912
                                                                                       ------------        ------------
    Total assets                                                                       $ 36,587,066        $ 42,241,190
                                                                                       ============        ============

                                    Liabilities and Stockholders' Equity

Current liabilities:
  Accounts payable                                                                     $    217,414        $    892,636
  Accrued expenses and other current liabilities (note 12)                                1,730,021             604,146
  Deferred revenue (notes 8 and 13)                                                         150,584              94,190
  Note payable to partnership-current portion                                                     -             150,000
                                                                                       ------------        ------------
    Total current liabilities                                                             2,098,019           1,740,972

  Reserve for litigation damages (note 3)                                                18,500,000                   -
                                                                                       ------------        ------------
    Total liabilities                                                                    20,598,019           1,740,972

Commitments and contingencies (notes 1, 3 and 13)

Stockholders' equity (notes 8, 10 and 11):
Common stock, $.01 par value.  Authorized 35,000,000 shares at
  December 31, 1998 and 1997; issued 13,210,607 shares at December 31, 1998 and 12,500,156 shares at December 31, 1997; outstanding 13,068,940 shares
  at December 31, 1998 and 12,358,489 shares at December 31, 1997                           132,106             125,001
Additional paid-in capital                                                               59,689,446          54,517,519
Accumulated deficit (note 1)                                                            (43,532,430)        (13,842,227)
Treasury stock, 141,667 shares of common stock at December 31, 1998 and 1997               (300,075)           (300,075)
                                                                                       ------------        ------------
    Total stockholders' equity                                                           15,989,047          40,500,218
                                                                                       ------------        ------------
    Total liabilities and stockholders' equity                                         $ 36,587,066        $ 42,241,190
                                                                                       ============        ============


                 See accompanying notes to financial statements

                        Cadus Pharmaceutical Corporation

                            Statements of Operations


                                                                For the Years Ended December 31,
                                                          1998                1997                1996
                                                      ------------        ------------        ------------
Revenues, principally from
  related parties (note 8)                            $ 12,576,469        $  9,013,113        $  6,500,000
                                                      ------------        ------------        ------------

Costs and expenses:
  Research and development costs                        15,388,991          11,561,213           8,282,507
  General and administrative expenses                    8,977,408           4,091,866           2,315,042
                                                      ------------        ------------        ------------
    Total costs and expenses                            24,366,399          15,653,079          10,597,549
                                                      ------------        ------------        ------------
Operating loss                                         (11,789,930)         (6,639,966)         (4,097,549)
                                                      ------------        ------------        ------------
Other income and (expenses):
Interest income                                          1,844,177           2,079,058           1,829,820
Interest expense                                           (10,500)            (17,865)           (110,416)
Loss of equity in other ventures, net (note 6)          (1,144,148)           (832,431)                  -
Reserve for litigation damages (note 3)                (18,500,000)                  -                   -
Gain on sale of equipment                                   16,368               3,281                   -
                                                      ------------        ------------        ------------
    Total other income and (expenses)                  (17,794,103)          1,232,043           1,719,404

Loss before income taxes                               (29,584,033)         (5,407,923)         (2,378,145)

State and local taxes (note 7)                             106,170               2,975              62,580
                                                      ------------        ------------        ------------
Net loss                                              $(29,690,203)       $ (5,410,898)       $ (2,440,725)
                                                      ------------        ------------        ------------
Basic and diluted net loss per share (note 2)         $      (2.32)       $      (0.44)       $      (0.39)
                                                      ============        ============        ============

Shares used in calculation of basic and diluted
  net loss per share (note 2)                           12,811,525          12,225,463           6,280,917
                                                      ============        ============        ============


                 See accompanying notes to financial statements

                        Cadus Pharmaceutical Corporation
                       Statement of Stockholders' Equity

                                                                      Convertible                   Convertible
                                                               Preferred Stock, Series A     Preferred Stock, Series B
                                                               --------------------------    --------------------------
                                                                 Shares          Amount        Shares          Amount
                                                               -----------    -----------    -----------    -----------
Balance at January 1, 1996                                      14,879,651    $    14,880      7,321,429    $     7,321

Issuance of common stock for cash in connection with exercise of options

Issuance of common stock for cash at $7.00 per share, net of issuance costs of $2,073,376, in connection with the initial public offering in July 1996

Conversion of preferred stock into common stock in
connection with the initial public offering in July 1996       (14,879,651)       (14,880)    (7,321,429)        (7,321)

Issuance of common stock for cash at $7.00 per share, net of commissions of $202,125, in connection with the exercise of the underwriters' over-allotment in August 1996

Net loss for year ended December 31, 1996
                                                               -----------    -----------    -----------    -----------
Balance at December 31, 1996                                             -              -              -              -

Issuance of common stock for cash in connection with exercise of options

Net loss for year ended December 31, 1997
                                                               -----------    -----------    -----------    -----------
Balance at December 31, 1997                                             -              -              -              -

Issuance of common stock for cash in connection with exercise of options

Issuance of restricted common stock in connection with Stock Purchase Agreement with SmithKline Beecham

Net loss for year ended December 31, 1998
                                                               -----------    -----------    -----------    -----------
Balance at December 31, 1998                                             -    $         0              -    $         0
                                                               ===========    ===========    ===========    ===========

                                                                       Common Stock           Additional
                                                               ---------------------------      paid-in
                                                                  Shares         Amount         capital
                                                               ------------   ------------   ------------
Balance at January 1, 1996                                        1,323,342   $     14,650   $ 33,976,940

Issuance of common stock for cash in connection with
exercise of options                                                  23,877            239         36,704

Issuance of common stock for cash at $7.00 per share, net
of issuance costs of $2,073,376, in connection with
the initial public offering in July 1996                          2,750,000         27,500     17,149,124

Conversion of preferred stock into common stock in
connection with the initial public offering in July 1996          7,551,514         75,515        (53,314)

Issuance of common stock for cash at $7.00 per share, net of        412,500          4,125      2,681,250
commissions of $202,125, in connection with the exercise
of the underwriters' over-allotment in August 1996

Net loss for year ended December 31, 1996
                                                               ------------   ------------   ------------
Balance at December 31, 1996                                     12,061,233        122,029     53,790,704

Issuance of common stock for cash in connection with
exercise of options                                                 297,256          2,972        726,815

Net loss for year ended December 31, 1997
                                                               ------------   ------------   ------------
Balance at December 31, 1997                                     12,358,489        125,001     54,517,519

Issuance of common stock for cash in connection with
exercise of options                                                  49,489            495        178,537

Issuance of restricted common stock in connection with
Stock Purchase Agreement with SmithKline Beecham                    660,962          6,610      4,993,390
                                                               ------------   ------------   ------------
Net loss for year ended December 31, 1998
Balance at December 31, 1998                                     13,068,940   $    132,106   $ 59,689,446
                                                               ============   ============   ============

                                                                Accumulated           Treasury Stock
                                                                  Deficit         Shares          Amount           Total
                                                               ------------    ------------    ------------    ------------
Balance at January 1, 1996                                     $ (5,990,604)       (141,667)   $   (300,075)   $ 27,723,112

Issuance of common stock for cash in connection with
exercise of options                                                                                                  36,943

Issuance of common stock for cash at $7.00 per share, net
of issuance costs of $2,073,376, in connection with
the initial public offering in July 1996                                                                         17,176,624

Conversion of preferred stock into common stock in
connection with the initial public offering in July 1996                                                                  -

Issuance of common stock for cash at $7.00 per share, net of                                                      2,685,375
commissions of $202,125, in connection with the exercise
of the underwriters' over-allotment in August 1996

Net loss for year ended December 31, 1996                        (2,440,725)                                     (2,440,725)
                                                               ------------    ------------    ------------    ------------
Balance at December 31, 1996                                     (8,431,329)       (141,667)       (300,075)     45,181,329

Issuance of common stock for cash in connection with
exercise of options                                                                                                 729,787

Net loss for year ended December 31, 1997                        (5,410,898)                                     (5,410,898)
                                                               ------------    ------------    ------------    ------------
Balance at December 31, 1997                                    (13,842,227)       (141,667)       (300,075)     40,500,218

Issuance of common stock for cash in connection with
exercise of options                                                                                                 179,032

Issuance of restricted common stock in connection with
Stock Purchase Agreement with SmithKline Beecham                                                                  5,000,000

Net loss for year ended December 31, 1998                       (29,690,203)                                    (29,690,203)
                                                               ------------    ------------    ------------    ------------
Balance at December 31, 1998                                   $(43,532,430)       (141,667)   $   (300,075)   $ 15,989,047
                                                               ============    ============    ============    ============


                 See accompanying notes to financial statements

                        Cadus Pharmaceutical Corporation

                            Statements of Cash Flow

                                                                                    For the Years Ended December 31,
                                                                                  1998            1997            1996
                                                                              ------------    ------------    ------------
Cash flows from operating activities:
Net loss                                                                      $(29,690,203)   $ (5,410,898)   $ (2,440,725)
Adjustments to reconcile net loss to net cash used in operating activities:
  Depreciation and amortization                                                    992,224       1,328,532         837,984
  Loss of equity in other ventures                                               1,144,148         832,431               -
  Other non-cash gain                                                              (16,368)        (94,190)              -
  Changes in assets and liabilities:
    Decrease (increase) in prepaid and other current assets                        107,278        (142,545)       (186,242)
    Increase in other assets                                                       (53,171)        (16,645)        (64,701)
    (Decrease) increase in deferred revenue                                              -        (909,091)      1,000,000
    (Decrease) increase in accounts payable                                       (675,222)        436,842         301,331
    Increase in accrued expenses and other current liabilities                   1,125,875         133,486          49,505
    Increase in reserve for litigation damages                                  18,500,000               -               -
                                                                              ------------    ------------    ------------
      Net cash used in operating activities                                     (8,565,439)     (3,842,078)       (502,848)
                                                                              ------------    ------------    ------------
Cash flows from investing activities:
  Acquisition of fixed assets                                                   (3,450,130)     (1,696,861)     (1,574,678)
  Sale and leaseback of fixed assets                                             2,463,888         820,384               -
  (Increase) decrease in restricted cash                                       (18,786,000)        118,000       2,380,000
  Repayment of stockholder's loan                                                        -           5,974           7,762
  Investments in other ventures                                                 (2,150,000)     (2,000,000)       (160,660)
  Capitalized patent costs                                                        (477,339)       (497,292)       (181,375)
                                                                              ------------    ------------    ------------
      Net cash (used in) provided by investing activities                      (22,399,581)     (3,249,795)        471,049
                                                                              ------------    ------------    ------------
Cash flows from financing activities:
  Repayments of bank line of credit                                                      -               -      (2,380,000)
  Payments on bank loans                                                                 -         (29,075)        (17,386)
  Net proceeds from issuance of common stock in public offering                          -               -      19,861,999
  Proceeds from issuance of common stock upon exercise of stock options            179,032         729,787          36,943
  Proceeds from issuance of restricted common stock                              5,000,000               -               -
                                                                              ------------    ------------    ------------
      Net cash provided by financing activities                                  5,179,032         700,712      17,501,556
                                                                              ------------    ------------    ------------
      Net (decrease) increase in cash and cash equivalents                     (25,785,988)     (6,391,161)     17,469,757

Cash and cash equivalents at beginning of period                                36,761,516      43,152,677      25,682,920
                                                                              ------------    ------------    ------------
Cash and cash equivalents at end of period                                    $ 10,975,528    $ 36,761,516    $ 43,152,677
                                                                              ============    ============    ============


                 See accompanying notes to financial statements

                        CADUS PHARMACEUTICAL CORPORATION

                          Notes to Financial Statements
                        December 31, 1998, 1997 and 1996

(1)    Organization and Basis of Preparation

       Cadus Pharmaceutical Corporation (the "Company") was incorporated on January 23, 1992, under the laws of the State of Delaware. The Company is a biotechnology Company engaged in genomics research and the discovery of novel small molecule therapeutics.

       The Company has accumulated a loss of $43.5 million from January 23, 1992, (date of inception) to December 31, 1998. Management intends to continue research toward the development of commercial products in order to generate future revenues from license fees, royalties, direct sales and performance of contract research. The Company has financed its operations through the sale of common stock in the public market, the sale of convertible preferred stock and through revenues resulting from research funding provided by its collaborative partners (note 8).

       The Company is at an early stage of development and therefore faces certain risks and uncertainties which are present in an emerging biotechnology company. The Company's yeast-based and signal transduction technologies are novel as drug discovery methods and have not yet been shown to be successful in the development of any commercialized drug. The Company has not completed development of any drugs and does not expect that any drugs resulting from its and its collaborative partners' research and development efforts will be commercially available for a significant number of years, if at all. The Company is relying on its collaborative partners to fund a substantial portion of its research operations over the next several years. Through December 31, 1998, the Company had entered into three collaborative arrangements, however there can be no assurance that the Company will be able to establish additional collaborative arrangements, or that these contracts will continue to be renewed, or that any renewal will be made on terms favorable to the Company. SmithKline Beecham and Solvay Pharmaceuticals may terminate their respective collaboration agreements for nonperformance by the Company under certain circumstances, which termination would result in the Company losing its research funding from each of them. The collaboration arrangement with Bristol-Myers Squibb will expire in July 1999. The loss of research funding from SmithKline Beecham or Solvay Pharmaceuticals, or failure by Solvay Pharmaceuticals or SmithKline Beecham to provide research funding to the Company, could have a material adverse effect on the Company's business, financial condition and results of operations.

       In addition, the Company faces risks and uncertainties regarding the future profitability of the Company, ability to obtain additional funding, protection of patents and property rights, uncertainties regarding the Company's technologies including risks and uncertainties relating to the Company's development and commercial testing of alternative readout methodologies to replace that found to infringe a patent of SIBIA Neurosciences, Inc. ("SIBIA") (see note 3), risks and uncertainties relating to the Company's ongoing litigation with SIBIA including uncertainties relating to the outcome of appeals and the re-examination of SIBIA's patent at issue in the litigation, competition and technological change, government regulations including the need for product approvals and the changing health care marketplace, and attracting and retaining key officers, employees and consultants.

                        CADUS PHARMACEUTICAL CORPORATION

                          Notes to Financial Statements
                        December 31, 1998, 1997 and 1996


(2)    Significant Accounting Policies

       (a)    Development Stage Enterprise

              Through December 31, 1996, the Company reported as a development stage enterprise in accordance with the Financial Accounting Standards Board's ("FASB") Statement of Financial Accounting Standards ("SFAS") No. 7, "Accounting and Reporting by Development Stage Enterprises". Management believes it has established major scientific and research collaborations and that these collaborations have generated significant revenues. Therefore, beginning with the year ended December 31, 1997, the Company no longer reports as a development stage enterprise.

       (b)    Cash Equivalents

              The Company considers all highly liquid investments with original maturities of three months or less when purchased to be cash equivalents. Included in restricted and unrestricted cash, at December 31, 1998 and 1997, there was cash equivalents of $13,937,939 and $36,571,433, respectively.

       (c)    Fixed Assets

              Fixed assets are stated at cost. Depreciation of equipment and furniture and fixtures is calculated using the straight-line method over estimated useful lives of five to seven years. Leasehold improvements are amortized on a straight-line basis over the lesser of the estimated useful lives of the improvements or the remaining term of the lease.

       (d)    Other Assets, Net

              Other assets include capitalized patent costs that are amortized on a straight-line basis over fifteen years. At December 31, 1998 and 1997, accumulated amortization is $156,958 and $78,406, respectively.

       (e)    Income Taxes

              Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

                        CADUS PHARMACEUTICAL CORPORATION

                          Notes to Financial Statements
                        December 31, 1998, 1997 and 1996


       (f)    Research and Development

              Research and development costs are expensed as incurred and include direct costs of research scientists and supplies and an allocation of shared facilities, services and overhead.

       (g)    Revenue Recognition

              The Company has entered into research agreements that provide for the payment of nonrefundable fees during the term of the research programs. In addition, the agreements provide for payment of fees when certain milestone events have occurred. These fees are reflected as revenue when earned, as related costs are incurred or when milestone events have occurred.

              Revenue recognized in the accompanying statements of operations is not subject to repayment. Revenue received that is related to future performance under such contracts is deferred and recognized as revenue when earned.

       (h)    Net Loss Per Share

              All common share data has been restated to give effect to a one-for-three reverse stock split effected on July 18, 1996 (see note 10).

              At December 31, 1997, the Company adopted the provisions of Statement of Financial Accounting Standards No. 128, Earnings Per Share. Basic net loss per share as of December 31, 1998 and 1997 is computed by dividing the net loss by the weighted average number of common shares outstanding. Diluted net loss per share is the same as basic net loss per share since the inclusion of potential common stock equivalents (stock options and warrants) in the computation would be anti-dilutive.

       (i)    Use of Estimates

              The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

       (j)   Fair Value of Financial Instruments

              For cash and accounts payable, the carrying amount approximates the fair value because of the short maturities of those instruments.

                        CADUS PHARMACEUTICAL CORPORATION

                          Notes to Financial Statements
                        December 31, 1998, 1997 and 1996


       (k)    Stock-Based Compensation

              SFAS No. 123 "Accounting for Stock-Based Compensation" establishes a fair value based method for accounting for stock-based compensation plans and for the measurement basis of transactions in which an entity acquires goods or services from non-employees in exchange for equity instruments. SFAS No. 123 requires that reporting entities either elect expense recognition or its disclosure-only alternative for stock-based employee compensation. During 1996, the Company adopted SFAS No. 123 and has elected to continue measuring stock-based employee compensation cost in accordance with the intrinsic value based method of Accounting Principles Board ("APB") Opinion No. 25 "Accounting for Stock Issued to Employees". Therefore, the Company has included in the notes to the financial statements pro forma net income and pro forma earnings per share using the fair value based method for the year ended December 31, 1998 with comparable disclosures for the years ended December 31, 1997 and 1996.

(3)    Patent Litigation

       In July 1996, SIBIA Neurosciences, Inc. ("SIBIA") commenced a patent infringement action against the Company alleging infringement by the Company of a patent concerning the use of cells, engineered to express any type of cell surface receptor and a reporter gene, used to report results in the screening of compounds against target assays and seeking injunctive relief and monetary damages. After trial, on December 18, 1998, the jury issued a verdict in favor of SIBIA and awarded SIBIA $18.0 million in damages. On January 29, 1999, the United States District Court granted SIBIA's request for injunctive relief that precludes the Company from using the method claimed in SIBIA's patent. On February 26, 1999, the United States District Court denied the Company's motions to set aside the jury verdict to grant a new trial and to reduce or set aside the $18.0 million damages award by the jury. The Company has appealed the judgement. The appeal will be heard by the Court of Appeals for the Federal Circuit in Washington, D.C. In order to stay execution pending appeal of the $18.0 million judgement obtained by SIBIA, in March 1999, the Company deposited $18.5 million in escrow to secure payment of the judgement in the event the Company were to lose the appeal. Such $18.5 million was classified, as of December 31, 1998, as "restricted cash noncurrent" and the Company's "cash and cash equivalents" was reduced by $18.5 million. The Company recorded a reserve for litigation damages of $18.5 million in the accompanying statement of operations for the year ended December 31, 1998.

       In January 1999, the U.S. Patent and Trademark Office granted the Company's request to re-examine the patent issued to SIBIA that was the subject of the litigation. The re-examination by the Patent Office is independent of the litigation and a final decision by the Patent Office that SIBIA's patent is invalid would take precedence over the jury verdict. There is no evidence that the patent office will find SIBIA's patent to be invalid.

                        CADUS PHARMACEUTICAL CORPORATION

                          Notes to Financial Statements
                        December 31, 1998, 1997 and 1996


(4)    Fixed Assets

       Fixed assets, at cost, are summarized as follows:

                                             December 31,
                                       -----------------------
                                          1998         1997
                                       ----------   ----------
       Equipment                       $3,873,323   $4,196,654
       Furniture and fixtures             294,150      253,008
       Leasehold improvements             879,635      779,935
                                       ----------   ----------
                                        5,047,108    5,229,597
       Less accumulated depreciation
         And amortization               2,254,840    2,582,661
                                       ----------   ----------
                                       $2,792,268   $2,646,936
                                       ==========   ==========


       Depreciation and amortization expense for the years ended December 31, 1998, 1997 and 1996 was approximately $914,000, $1,283,000 and $839,000, respectively.

(5)    Related Party Transactions

       During 1998, the Company loaned $15,000 to Dr. Charles Woler, the Chief Executive Officer of the Company. The loan bears interest at 5.5% per annum. Principal and interest are repayable in monthly installments of $453 over three years. At December 31, 1998, the outstanding balance of the loan was $13,452.

       In September 1998, Dr. James Broach, a director of the Company, entered into a five month employment arrangement with the Company pursuant to which he worked full time at the Company and was compensated at the rate of $20,000 per month. The Company also granted Dr. Broach an option to purchase 50,000 shares of common stock at an exercise price of $2.75 per share. The option vests in increments of 10,000 or 20,000 shares upon the achievement of specific milestones. In connection with the employment arrangement, the Company guaranteed the payment of a $286,000 loan made to Dr. Broach by a third-party and secured its guarantee obligation with cash collateral of $286,000 which is included in restricted cash on the balance sheet. Dr. Broach indemnified the Company from any liabilities arising from its guarantee and pledged securities owned by him to secure his indemnification obligation.

       See note 6 for further discussion of transactions with related parties.

(6)    Investments in Other Ventures

       In December 1996, the Company issued a $150,000 promissory note bearing interest at 7% per annum in exchange for a 42% limited partnership interest in Laurel Partners Limited Partnership ("Laurel"), a limited partnership of which a shareholder of the Company is the general partner. An interest payment of $10,500 was accrued at December 31, 1997 and paid in January 1998. The principal amount and interest accrued thereon was paid in

                        CADUS PHARMACEUTICAL CORPORATION

                          Notes to Financial Statements
                        December 31, 1998, 1997 and 1996


       December 1998. In addition, the Company purchased for $160,660 in cash, a 47% limited partnership interest in Laurel from Tortoise Corporation, a corporation wholly-owned by the shareholder. Laurel's purpose is to invest, directly or indirectly, in securities of biotechnology companies. The Company has the right to require the shareholder to match any future investment made by the Company in Laurel up to an aggregate investment on the part of the shareholder of $5.0 million. This right expires on the earlier of December 31, 1999 or such time that neither the shareholder nor one of his affiliates is the general partner of Laurel. The Company is not required to make any additional investment in Laurel. The investment is accounted for under the equity method with the recognition of losses limited to the Company's capital contributions. For the years ended December 31, 1998 and 1997, the Company recognized gains of $7,968 and losses of $173,964, respectively, related to the investment. The remaining investment in Laurel of $144,664 is included in investments in other ventures on the balance sheet.

       In May 1997, the Company purchased $2.0 million of convertible preferred stock in Axiom Biotechnologies Inc. ("Axiom"), representing approximately 26% of the outstanding shares of Axiom on an as converted basis. As part of the arrangement, Axiom agreed to deliver and license to the Company its first High Throughput Pharmacology System (HT-PS(TM)). The Company purchased an additional $2.0 million of convertible preferred stock in Axiom on June 5, 1998, after the Company received and accepted Axiom's HT-PS(TM). The Company also made a payment to Axiom for the HT-PS(TM) which is included in fixed assets in the accompanying balance sheet at December 31, 1998. The additional investment increased the Company's equity interest in Axiom to approximately 30% of Axiom's outstanding shares on an as converted basis, after taking into account an investment in Axiom by JAFCO Co., Ltd., ("JAFCO"), an affiliate of the Nomura Group. The Company's investment is accounted for under the equity method with the Company recognizing 100% of Axiom's net losses prior to the JAFCO investment and 50% after such investment. Such percentage represents the extent to which the Company is deemed to be funding Axiom's losses. For the years ended December 31, 1998 and 1997, the Company recognized $1,152,116 and $658,467, respectively, in losses generated by Axiom. The remaining investment in Axiom of $2,189,417 is included in investments in other ventures on the balance sheet.

(7)    Income Taxes

       Deferred tax assets of approximately $19,582,000 and $7,204,000 at December 31, 1998 and 1997, respectively, relate principally to tax net operating loss carryforwards of $21,459,000 and $13,933,000 and research credit carryforwards of $2,111,000 and $1,212,000 at December 31, 1998 and 1997, respectively and also to the current litigation reserve pending of $18.5 million. An offsetting valuation allowance has been established for the full amount of the deferred tax assets to reduce such assets to zero, as a result of the significant uncertainty regarding their ultimate realization. The aggregate valuation allowance increased $12,378,000 and $3,417,000 during the periods ended December 31, 1998 and 1997, respectively.

       The Company's net operating loss carryforwards and research and development tax credit carryforwards noted above expire in various years from 2008 to 2018. The Company's ability to utilize such net operating loss and research and development tax credit

                        CADUS PHARMACEUTICAL CORPORATION

                          Notes to Financial Statements
                        December 31, 1998, 1997 and 1996


       carryforwards is subject to certain limitations due to ownership changes, as defined by rules enacted with the Tax Reform Act of 1986.

       The Company is subject to New York State tax on capital.

(8)    Research Collaboration and License Agreements

       Since July 1994, the Company has been a party to a Research Collaboration and License Agreement with Bristol-Myers Squibb Company ("BMS") pursuant to which BMS agreed to provide research funding to the Company during the term of the research collaboration. The research collaboration expires in July 1999. In addition, BMS is obligated to make payments to the Company upon the achievement of certain scientific and commercial milestones and to pay royalties on sales of products developed under the agreement.

       In July 1996, BMS purchased $2.5 million of the Company's common stock in the Company's initial public offering.

       Since November 1995, the Company has been a party to a Research Collaboration and License Agreement with Physica B.V., a subsidiary of Solvay Pharmaceuticals B.V. ("Solvay") pursuant to which Solvay agreed to provide research funding to the Company during the term of the research collaboration. The research collaboration expires in November 2000 unless extended at the option of Solvay. In addition, Solvay is obligated to make payments to the Company upon the achievement of certain drug development milestones and to pay royalties on sales of products developed under the agreement. The Company has reserved the right to use certain hybrid yeast cells that are part of the research program for its own benefit in the discovery of drugs relating to cancer, autoimmune, allergic and inflammatory diseases, with certain specific exclusions. The Company is required to make payments to Solvay upon the achievement by the Company of certain drug development milestones and to pay Solvay royalties on the sale of such drugs.

       In July 1996, Solvay purchased $5.0 million of the Company's common stock in the Company's initial public offering.

       Both BMS and Solvay had purchased convertible preferred stock of the Company. See note 10 for discussion of the conversion of the convertible preferred stock to common stock.

       In February 1997, the Company entered into a drug discovery collaboration and license agreement with SmithKline Beecham p.l.c. and SmithKline Beecham Corporation ("SmithKline Beecham"). During the term of the research collaboration, which expires in February 2002, the Company will seek to identify ligands and to elucidate the function of orphan G protein-coupled receptors included within the collaboration and create high-throughput screens to discover small molecular agonists and antagonists to these receptors.

       During the term of the collaboration, SmithKline Beecham is required to provide the Company with research funding and certain other payments. In February 1998, SmithKline Beecham paid the Company a one-time $2.0 million technology development fee.

                        CADUS PHARMACEUTICAL CORPORATION

                          Notes to Financial Statements
                        December 31, 1998, 1997 and 1996


       SmithKline Beecham is also required to make payments to the Company upon the achievement of certain research milestones and upon the achievement by SmithKline Beecham of certain drug development milestones. In January 1999, the Company achieved its first research milestone in the collaboration, and received a $1.0 million dollar payment therefor (see footnote 16). SmithKline Beecham is also required to pay the Company royalties on the sale of drugs developed through the use of the Company's drug discovery technologies. The Company has co-promotion rights in North America for certain products that may result from the collaboration and rights to certain potential products that SmithKline Beecham may choose not to develop.

       SmithKline Beecham has the right to extend the term of the collaboration for between two and five years by notice to the Company given prior to February 25, 2001. SmithKline Beecham has the right to terminate the research collaboration (i) after August 25, 1999, if the Company fails to meet certain scientific objectives in connection with the conduct of the research collaboration or (ii) if the Company fails to perform its obligations in the conduct of the research collaboration in any material respect and does not cure such failure within a period of 60 days after receiving notice thereof. In the event of such termination, SmithKline Beecham has no further obligation to provide the Company with funding for the research collaboration.

       In February 1997, the Company and SmithKline Beecham Corporation entered into a stock purchase agreement pursuant to which the Company has the option to sell to SmithKline Beecham Corporation (i) shares of the Company's common stock having a then fair market value of $5.0 million during a 90-day period commencing on February 25, 1998 and (ii) shares of the Company's common stock having a then fair market value of $5.0 million, during a 90-day period commencing on the date certain scientific objectives are achieved (subject to the Company achieving such objectives prior to the August 25, 1999 and meeting certain financial requirements). In May 1998, the Company exercised its first option and sold 660,962 shares of its common stock to SmithKline Beecham p.l.c. and SmithKline Beecham Corporation for approximately $7.56 per share or an aggregate consideration of $5.0 million. In addition, SmithKline Beecham Corporation has the right, at its option, to purchase up to $5.0 million worth of shares of the Company's common stock at 150% of the then fair market value in lieu of making certain research milestone payments. The Company granted SmithKline Beecham Corporation certain registration rights with respect to shares of the Company's common stock which SmithKline Beecham Corporation may purchase pursuant to the stock purchase agreement.

       For the year ended December 31, 1998, the Company received and recognized $10.6 million in research revenue and the one-time $2.0 million technology development fee from SmithKline Beecham. For the years ended December 31, 1997 and 1996 the Company recognized $8.8 million and $6.5 million, respectively, in research revenue.

(9)    Sponsored Research and License Agreements

       In January 1998 and January 1999, the Company entered into sponsored research agreements with Massachusetts Institute of Technology ("M.I.T.") pursuant to which M.I.T. will use its expertise in micro-robotics to co-develop the LivingChip(TM), a novel drug

                        CADUS PHARMACEUTICAL CORPORATION

                          Notes to Financial Statements
                        December 31, 1998, 1997 and 1996


       discovery screening tool that would miniaturize and automate the Company's proprietary hybrid yeast cell technology. If developed, the LivingChip(TM) would ultimately accommodate at least 100,000 yeast-based drug discovery assays on a single CD-sized synthetic disc and would permit the testing of thousands of compounds on multiple assays at the individual scientist's lab bench. The Company provided M.I.T. with full research funding for 1998 and partial funding for 1999 and has the option to extend the arrangement through the remainder of 1999. The Company also entered into a license agreement with M.I.T. pursuant to which the Company obtained exclusive worldwide rights, for use in pharmaceutical, animal health and agricultural businesses, to the technology developed under the sponsored research arrangement. In order to maintain its exclusive license, the Company must provide M.I.T. with specified levels of research funding in 1998 and 1999 and make a minimum level of expenditures thereafter to commercialize the technology until the technology is commercialized. The Company is required to pay M.I.T. an annual license fee, royalties on the sale or lease of LivingChip(TM) systems, royalties on the sale of therapeutics and diagnostics developed using the LivingChip(TM), royalties on services rendered based on the LivingChip(TM), and an annual sublicense fee for each sublicense of the LivingChip(TM).

       The Company has entered into several other license and sponsored research agreements with various third parties. Generally, the agreements provide that the Company will make research payments and will pay license fees and/or maintenance payments, in return for the use of technology and information and the right to manufacture, use and sell future products. These agreements provide for payments based on the completion of milestone events, as well as royalty payments based upon a percentage of product or assay sales. License fees and maintenance payments, including payments made to M.I.T., for the years ended December 31, 1998, 1997 and 1996, amounted to approximately $2.0 million, $590,000 and $355,000, respectively.

(10)   Equity Transactions

       In July 1996, the Company effected a one-for-three reverse common stock split and changed the par value of the common stock to $.01 from $.001. All common stock and option data have been restated to give effect to this reverse stock split and change in par value for all periods presented.

       In July 1996, the Company completed an initial public offering of 2,750,000 shares of common stock at $7.00 per share. The Company received proceeds, net of underwriting discounts, commissions and other initial public offering expenses of $17,176,624. Following the initial public offering, all outstanding shares of the Series A and Series B preferred stock were converted into an aggregate of 7,551,514 shares of common stock. Upon conversion, the entire class of convertible preferred stock of the Company was canceled and withdrawn from the authorized capital stock of the Company. As a result, upon completion of the offering, the Company's authorized capital consisted of 35,000,000 shares of common stock.

       In August 1996, the Company sold an additional 412,500 shares of common stock at $7.00 per share pursuant to the exercise by the underwriters of an over-allotment option granted

                        CADUS PHARMACEUTICAL CORPORATION

                          Notes to Financial Statements
                        December 31, 1998, 1997 and 1996


       to them. The Company received proceeds, net of underwriting discounts and commissions, of $2,685,375.

       In May 1998, the Company sold 660,962 shares of its common stock to SmithKline Beecham p.l.c. and SmithKline Beecham Corporation for approximately $7.56 per share or an aggregate consideration of $5.0 million.

(11)   Stock Options

       The 1993 Stock Option Plan ("the 1993 Plan") was adopted in January 1993. The 1993 Plan provides for the grant of options to reward executives, consultants and employees in order to foster in such personnel an increased personal interest in the future growth and prosperity of the Company. The options granted under the 1993 Plan may be either incentive stock options or nonqualified options. An aggregate of 666,667 common shares were reserved for issuance under the 1993 Plan.

       Options granted under the 1993 Plan expire no later than ten years from the date of grant. The option price is required to be at least 100% and 85% of the fair market value on the date of grant as determined by the Board of Directors for incentive stock options and nonqualified options, respectively. The options generally become exercisable according to a schedule of vesting as determined by the Compensation Committee of the Board of Directors. The schedule prescribes the date or dates on which the options become exercisable, and may provide that the option rights accrue or become exercisable in installments over a period of months or years.

       Effective May 10, 1996, the 1993 Plan was replaced by the 1996 Incentive Plan ("the 1996 Plan") with respect to all future awards to the Company's employees and consultants. However, awards made under the 1993 Plan will continue to be administered in accordance with the 1993 Plan.

                        CADUS PHARMACEUTICAL CORPORATION

                          Notes to Financial Statements
                        December 31, 1998, 1997 and 1996


       Activity under the 1993 Plan is as follows:

                                                 Options Outstanding

                                                Number      Weighted
                                                  of         Average
                                                Shares    Exercise Price
                                               --------   --------------
          Balance at January 1, 1996            651,693       $1.67

          1996 activity:
             Granted                                  -           -
             Exercised                          (23,877)       1.55
             Canceled                           (10,091)       2.91
                                               --------
          Balance at December 31, 1996          617,725        1.65

          1997 activity:
             Granted                                  -           -
             Exercised                         (140,796)       1.65
             Canceled                            (2,569)       2.94
                                               --------
          Balance at December 31, 1997          474,360        1.65

          1998 activity:
             Granted                                  -           -
             Exercised                          (18,813)       1.48
             Canceled                              (236)       3.00
                                               --------
          Balance at December 31, 1998          455,311       $1.65
                                               ========


       At December 31, 1998, the range of exercise prices and weighted-average remaining contractual life of outstanding options was $1.37 to $3.51 and 5 years, respectively.

       At December 31, 1998 and 1997, the number of options exercisable was 432,383 and 422,553, respectively and the weighted-average exercise price of those options was $1.62 and $1.73, respectively.

       The Company entered into stock option agreements not pursuant to any plan with certain directors, employees, founders and consultants. These options generally become exercisable according to a schedule of vesting as determined by the Compensation Committee of the Board of Directors. The options become exercisable in installments over a period of months or years. As of December 31, 1998, an aggregate of 597,257 common shares was reserved for issuance pursuant to such stock option agreements.

       In November 1996, the Compensation Committee granted to certain directors then in office an option to purchase 12,000 shares of common stock at an exercise price of $6.75 per share. Each stock option grant is exercisable in four cumulative annual installments of 3,000 shares commencing in November 1997 and expires in November 2006.

                        CADUS PHARMACEUTICAL CORPORATION

                          Notes to Financial Statements
                        December 31, 1998, 1997 and 1996


       Activity for all of the above grants not issued pursuant to any plan is as follows:


                                                 Options Outstanding

                                                Number      Weighted
                                                  of         Average
                                                Shares    Exercise Price
                                               --------   --------------
          Balance at January 1, 1996            646,301      $ 2.29

          1996 activity:
             Granted                            120,000        6.75
             Exercised                                -           -
             Canceled                           (25,334)       5.09
                                               --------
          Balance at December 31, 1996          740,967        2.92

          1997 activity:
             Granted                                  -           -
             Exercised                         (115,647)       1.96
             Canceled                           (14,520)       6.20
                                               --------
          Balance at December 31, 1997          610,800        3.02

          1998 activity:
             Granted                                  -           -
             Exercised                                -           -
             Canceled                           (13,543)       2.84
                                               --------
          Balance at December 31, 1998          597,257      $ 3.02
                                               ========

        At December 31, 1998, the range of exercise prices and weighted-average remaining contractual life of outstanding options was $1.50 to $6.75 and
        6.5 years, respectively.

        At December 31, 1998 and 1997, the number of options exercisable was 427,704 and 295,684, respectively and the weighted-average exercise price of those options was $2.85 and $2.82, respectively.

        The 1996 Plan was adopted in May 1996. The options granted under the 1996 Plan may be either incentive stock options or nonqualified options. In December 1996, the maximum number of shares of common stock that may be the subject of awards under the 1996 Incentive Plan was increased from 333,334 to 833,334 (plus any shares that are the subject of canceled or forfeited awards) by the Board of Directors and such increase was approved by the stockholders of the Company in June 1997. In December 1997, the maximum number of shares of common stock that may be the subject of awards under the 1996 Incentive Plan was increased to 1,833,334 (plus any shares that are the subject of canceled or forfeited awards) by the Board of Directors and approved by the stockholders of the Company in June 1998.

                        CADUS PHARMACEUTICAL CORPORATION

                          Notes to Financial Statements
                        December 31, 1998, 1997 and 1996


        Options granted under the 1996 Plan expire no later than ten years from the date of grant. The option price is required to be at least 100% of the fair value on the date of grant as determined by the Board of Directors for incentive stock options. The options generally become exercisable according to a schedule of vesting as determined by the Compensation Committee of the Board of Directors. The schedule prescribes the date or dates on which the options become exercisable, and may provide that the option rights accrue or become exercisable in installments over a period of months or years.

        Activity under the 1996 Plan is as follows:

                                                 Options Outstanding

                                                Number      Weighted
                                                  of         Average
                                                Shares    Exercise Price
                                               --------   --------------
          Balance at January 1, 1996                  -       $    -

          1996 activity:
             Granted                            369,864         6.58
             Exercised                                -            -
             Canceled                                 -            -
                                              ---------
          Balance at December 31, 1996          369,864         6.58

          1997 activity:
             Granted                            671,250        11.28
             Exercised                          (40,813)        6.62
             Canceled                          (344,895)       14.60
                                              ---------
          Balance at December 31, 1997          655,406         7.17

          1998 activity:
             Granted                            941,145         3.13
             Exercised                          (17,133)        6.57
             Canceled                           (60,178)        6.68
                                              ---------
          Balance at December 31, 1998        1,519,240       $ 4.70
                                              =========

       At December 31, 1998, the range of exercise prices and weighted-average remaining contractual life of outstanding options was $2.69 to $14.00 and
       9.3 years, respectively.

       At December 31, 1998 and 1997, the number of options exercisable was 278,751 and 137,216, respectively, and the weighted average exercise price of those options was $6.40 and $6.72, respectively.

       The Company applies APB Opinion No. 25 in accounting for its stock option plans and, accordingly, no compensation cost has been recognized for its stock options in the financial

                        CADUS PHARMACEUTICAL CORPORATION

                          Notes to Financial Statements
                        December 31, 1998, 1997 and 1996


       statements. If the Company had elected to recognize compensation cost based on the fair value of the options granted at the grant date under SFAS No. 123, net loss and loss per share would have been reduced to the pro forma amounts indicated in the table below (in thousands except per share amounts):

                                                            1998              1997             1996
                                                          --------          --------         --------
       Net loss - as reported                             $(29,690)         $ (5,411)        $ (2,441)
       Net loss - pro forma                               $(31,314)         $ (6,546)        $ (3,217)

       Loss per share - as reported                       $  (2.32)         $   (.44)        $   (.39)
       Loss per share - pro forma                         $  (2.44)         $   (.54)        $   (.51)

       Pro forma net loss reflects only options granted since 1995. Therefore, the full impact of calculating compensation cost for stock options under SFAS No. 123 is not reflected in the pro forma net loss amounts presented above because compensation cost is reflected over the options' vesting period and compensation cost for options granted prior to January 1, 1995 is not considered.

       The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following assumptions:

                                                    1998                  1997                   1996
                                                    ----                  ----                   ----
       Expected dividend yield                      0%                    0%                     0%
       Expected stock price volatility              .88 to .99            0.79 to .99            .90
       Risk-free interest rate                      4.46% to 5.72%        5.65% to 6.36%         6.00% to 6.66%
       Expected life of options                     8 years               6 years                6 years

       The weighted average grant date fair value of options granted during the years ended December 31, 1998, 1997 and 1996 was $2.67 per share, $8.00 per share and $5.02 per share, respectively.

(12)   Accrued Expenses and Other Current Liabilities

       Accrued expenses and other current liabilities are comprised of the following:

                                                                     December 31,
                                                           -------------------------------
                                                              1998                 1997
                                                           ----------           ----------
       Accrued legal costs                                 $1,175,000           $  170,000
       Accrued 401(k) matching
         contributions                                         90,000                    -
       Accrued compensation                                   197,056              254,649
       Other accrued expenses
         and liabilities                                      267,965              179,497
                                                           ----------           ----------
       Total                                               $1,730,021           $  604,146
                                                           ==========           ==========

                        CADUS PHARMACEUTICAL CORPORATION

                          Notes to Financial Statements
                        December 31, 1998, 1997 and 1996


(13)   Commitments and Contingencies

       Lease Commitments

       In October 1994, the Company entered into a sublease agreement with Union Carbide Corporation to sublease laboratory and office space in Tarrytown, New York. The term of this agreement is for a period of approximately three years commencing on May 15, 1995 and expiring on December 30, 1997. Pursuant to this agreement, the Company received the first four months rent free, which was amortized through December 30, 1997 so as to produce a level amount of rent expense over the life of the lease. The unamortized portion was included in accrued expenses and other current liabilities in the accompanying balance sheet.

       During 1997, the Company exercised its option to lease these facilities directly from the landlord for a five-year period commencing January 1, 1998. Upon the signing of the lease, the landlord paid the Company $140,000 which is included in accrued expenses and is being amortized over the life of the lease. From October 1, 1997 through December 31, 1998, the Company temporarily leased approximately 7,000 square feet from the landlord. The Company leased an additional 18,528 square feet of contiguous space during 1998 under the same terms as the original lease with the landlord. The Company also has an option to renew such lease for a five-year period commencing on January 1, 2003.

       In November 1994, the Company entered into an agreement to sublease laboratory and office space, in Lakewood, Colorado, from Colorado Bio/Medical Venture Center ("CBVC") for a period of 21 months ending on July 9, 1996. In March 1996, the Company extended the sublease agreement for eight additional months, therefore extending the lease expiration date to March 9, 1997 at which time the Company became a month-to-month tenant. The Company relocated its Lakewood, Colorado operations to New York and terminated its lease with CBVC on December 31, 1997. The approximate cost of the relocation was $349,000.

       Future minimum lease payments for each of the five years subsequent to December 31, 1998 and thereafter are $898,249 per year from 1999 through the year ended December 31, 2002.

       Rent expense, excluding utility and operating costs, for the years ended December 31, 1998, 1997 and 1996 amounted to approximately $728,407, $759,800 and $620,600, respectively.

       Equipment Lease Line of Credit

       In November 1997, the Company signed a $3.5 million Master Lease Agreement ("Master Lease") with General Electric Capital Corporation ("GECC"). Under the agreement, the Company purchases equipment and then enters into a sale-leaseback arrangement with GECC whereby the Company sells the equipment to GECC and then leases back the equipment for a period of 37 months. The lease arrangements are considered operating leases for financial reporting purposes. Any gains recognized on the difference between

                        CADUS PHARMACEUTICAL CORPORATION

                          Notes to Financial Statements
                        December 31, 1998, 1997 and 1996


       the equipment's book value and sale price are booked to deferred revenue and recognized over the life of the lease.

       Pursuant to its Master Lease with GECC, the Company must maintain unrestricted cash, cash equivalents and investment grade securities (the "Cash Equivalents") of at least $10,000,000. In March 1999, the Company ceased to maintain Cash Equivalents of at least $10,000,000. Under the Master Lease, by April 15, 1999, the Company must notify GECC of the amount of Cash Equivalents of the Company and that the Company is not in compliance with the Master Lease. GECC may then require the Company to deliver to GECC within fifteen (15) days an irrevocable standby letter of credit (the "Letter of Credit") in the amount of the "stipulated loss value" of the equipment covered by the Master Lease (the "Equipment"), which amount is currently $3.1 million to secure the Company's obligations under the Master Lease. In order to obtain the Letter of Credit, the Company would most likely have to provide to the issuer thereof cash collateral in the amount of the Letter of Credit. If the Letter of Credit is not delivered, the Company will be in default under the Master Lease. If the Company does not cure such default with in thirty (30) days after written notice thereof from GECC, GECC may require the Company at its own cost and expense, to return the Equipment and to pay to GECC the stipulated loss value of the Equipment as liquidated damages and any rentals or other sums then due. GECC is not required to mitigate damages.

       The Company has made the following drawdowns against the Master Lease:

                                                                             Monthly
                                                                              Lease                Gain
                               Date                       Amount              Payment            Deferred
                               ----                     ----------          ----------          ----------
             Round #1          November 1997            $  600,871          $   13,650          $   80,936
             Round #2          December 1997               219,158               4,926              16,535
             Round #3          March 1998                  704,478              15,890              37,974
             Round #4          July 1998                   611,431              13,766              21,864
             Round #5          October 1998                748,434              15,985              34,519
             Round #6          December 1998               379,364               8,080               8,002
                                                        ----------          ----------          ----------
             Totals                                     $3,263,736          $   72,297          $  199,830
                                                        ==========          ==========          ==========

       The gains totaling $199,830 relating to the sale of the equipment to GE Capital were credited to deferred revenue on the balance sheet and are being amortized over the life of the individual leases. At December 31, 1998 and 1997, $45,965 and $3,281, respectively, of the deferred gain was recognized as gain on sale of equipment in the accompanying statement of operations.

       Future minimum lease payments for each of the three years subsequent to December 31, 1998 are $867,569, $861,730 and $439,850, respectively.

                        CADUS PHARMACEUTICAL CORPORATION

                          Notes to Financial Statements
                        December 31, 1998, 1997 and 1996


       Consulting Agreements

       The Company has entered into various consulting agreements. These agreements generally require the Company to pay consulting fees on a quarterly or per diem basis. These agreements are generally terminable at the Company's or the consultant's option.

(14)   Supplemental Cash Flow Information

                                                  1998             1997               1996
                                                --------         --------          --------
       Cash payment for:
          Interest                              $ 21,000         $  7,365          $110,416
          Income taxes                          $ 89,170         $ 28,541          $ 45,475

(15)   Employee Benefits

       The Company has a 401(k) savings plan in which all of its permanent employees are eligible to participate. Annually, the Company's Compensation Committee determines the amount the Company will match of the participants' contributions. In 1998, the Compensation Committee elected to match 25% of the participant's contribution up to a maximum of $2,500. In 1997, the Compensation Committee elected to match 25% of the participant's contribution up to a maximum of $3,500. In 1996, the Compensation Committee elected to match 50%, of the participant's contribution up to a maximum of 6% of the participant's salary. The total Company contribution for the years ended December 31, 1998, 1997 and 1996 were $89,976, $74,646 and $37,856, respectively. No matching contributions were made by the Company prior to December 31, 1996.

(16)   Subsequent Events

       (a) SmithKline Beecham Milestone

       In January 1999, the Company achieved a research milestone in its collaboration with SmithKline Beecham Corporation. The milestone involved the identification, during 1998, of ligands for orphan G-Protein coupled receptors identified from the human genome. The Company received a $1.0 million payment for achieving the milestone, which payment was recorded as revenue in January 1999.

       (b) Asset Purchase Agreement with OSI Pharmaceuticals, Inc. and Cessation of Drug Discovery Operations and Research Efforts

       On July 30, 1999, the Company sold to OSI Pharmaceuticals, Inc. ("OSI"), pursuant to an asset purchase agreement, its drug discovery programs focused on G-protein-coupled receptors, its directed library of approximately 150,000 small molecule compounds specifically designed for drug discovery in the G-protein-coupled receptor arena, its collaboration with Solvay Pharmaceuticals B.V. ("Solvay Pharmaceuticals"), its lease to its research facility in Tarrytown, New York together with the furniture and fixtures and its lease to equipment in the facility, and its inventory of laboratory supplies. Pursuant to such sale transaction, OSI assumed the Company's lease to the Company's research facility in Tarrytown, New York, the Company's equipment lease with General Electric Capital Corporation ("GECC") and the Company's research collaboration and license agreement with Solvay Pharmaceuticals. OSI also hired more than 45 of the Company's scientific and administrative personnel. As consideration for the sale, the Company received approximately $1,500,000 in cash and OSI assumed certain liabilities of the Company relating to employees hired by OSI aggregating approximately $150,000. In addition, the Company would be entitled to royalties and up to $3.0 million in milestone payments on the first product derived from compounds sold to OSI or from the collaboration with Solvay Pharmaceuticals. The Company licensed to OSI on a non-exclusive basis certain technology solely to enable OSI to fulfill its obligations under the collaboration with Solvay Pharmaceuticals. The Company also licensed to OSI on a non-exclusive basis certain proprietary software and technology relating to chemical resins in order to enable OSI to fully benefit from the compounds it acquired from the Company.

       The Company is retaining ownership of all its other assets, including its core yeast technology for developing drug discovery assays, its collection of over 25,000 proprietary yeast strains, human and mammalian cell lines, and genetic engineering tools, its program to identify and isolate human orphan G protein-coupled receptors and elucidate their function, its proprietary software, its genomics databases related to G-protein-coupled receptors, the LivingChip program, all assays and technologies reverting to it from its collaboration with Bristol-Myers Squibb Company, a 30% equity position in Axiom Biotechnologies Inc., the Company's current cash and cash equivalents, and the approximately $18.7 million being held in escrow pending appeal of the verdict in favor of SIBIA.

       The Company ceased its drug discovery operations and research efforts for collaborators as a result of the transaction. Pursuant to a research agreement, OSI will assist the Company in winding up its research efforts on behalf of SmithKline Beecham Corporation and SmithKline Beecham p.l.c. Consequently, the Company has terminated all employees who were not hired by OSI, except for four employees who will work for the Company through August 31, 1999 and two officers.